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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                               Expires:  April 30, 1997
------                                               Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Swamp Hall Properties, L.P.                   The St. Joe Company JOE                       Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
  1650 Prudential Drive, Suite 300                Person (Voluntary)           12/1999          ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                         51-0385890              5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    (Check Applicable Line)
                                                                             (Month/Year)             Form filed by one
                                                                                2/2000           ---- Reporting Person
                                                                                                  X   Form filed by more than one
                                                                                                 ---- Reporting Person
  Jacksonville,      FL              32207
-------------------------------------------    -------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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   Common Stock                  9/30/99        J       49,643,292 D           N/A       52,068,936             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 2270 (3/91)


FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Options (right to buy)      $27.00      5/11/99      A           --              (1)    5/12/09 common shares  4000      ***
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Options (right to buy)          for 8000 common shares     D
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Explanation of Responses: * * * SEE ATTACHMENT.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Swamp Hall Properties, L.P.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (3/91)
                                                                                             By: John F. Porter, III
(1) The options become exerciseable in three equal installments over three                Title: President, The Rockland Company
    years, with the first group becoming exercisable on 5/9/00, the second                       Managing General Partner of
    group on 5/9/01, and the third group on 5/9/02.                                              Swamp Hall
                                                                                                 (Duly Authorized Representative)

    *** Attachment to Form 5 filed by Swamp Hall Properties, L.P. Reporting
     Beneficial Ownership of Shares of Common Stock of The St. Joe Company




Dated February 9, 2000

Explanation of Response: Pursuant to Instruction 4(b)(v) of the General Instructions to Form 5, Swamp Hall Properties, L.P. (the "Partnership") is the Reporting Person. The Alfred I. duPont Testamentary Trust (the "Trust") is the sole limited partner of the Partnership and owns all of the outstanding stock in the corporate general partner of the Partnership. The Trust contributed shares of common stock of The St. Joe Company (the "Issuer") with respect to which the Partnership filed a Form 3, together with certain other assets, in exchange for the entire limited partnership interest in the Partnership. The Trustees of the Trust also constitute all of the directors of the Nemours Foundation (the "Foundation"), which also directly and beneficially owns shares of common stock of the Issuer. The beneficial ownership of the common stock of the Issuer by the Trust, the Trustees and the Foundation was reported on a Form 4 previously filed with the Commission on March 10, 1998. The transaction pursuant to which the Trust contributed to the Partnership shares of common stock of the Issuer owned directly by the Trust effected only a change in the form of beneficial ownership by the Trust from direct to indirect and this is exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-13 thereunder.

            As of September 30, 1999, the Partnership, as part of a liquidating distribution, distributed to the Trust 49,643,292 shares of the Common Stock, which represents 58.15%(1) of the issued and outstanding shares of Common Stock of the Issuer. As a result of this transaction, the Trust directly and beneficially owns 49,643,292 shares of the Common Stock. As of such date, the Foundation directly and beneficially owned 2,232,408 shares of Common Stock of the Issuer, which represents 2.62%(1) of the outstanding Common Stock of the Issuer. The Trustees, by virtue of their status as the directors of the Foundation, may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Foundation. In addition, as of such date, Jacob C. Belin, a Trustee, directly and beneficially owned 27,765 shares of the Common Stock of the Issuer, William T. Thompson, a Trustee, directly and beneficially owned 162,000 shares of the Common Stock of the Issuer and Winfred L. Thornton, a Trustee, directly and beneficially owned 3,471 shares of Common Stock of the Issuer. Mr. Thornton and Mr. Belin each also directly and beneficially own options (right to buy) 4000 shares of Common Stock of the Issuer, granted to them in their capacity as directors of the Issuer, pursuant to the St. Joe Company 1998 and 1999 Stock Incentive Plans. The number of shares owned by each of the foregoing Trustees individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer. The Trustees, by virtue of their status as Trustees of the Trust and directors of the Foundation, have the power to vote or direct the vote and the power to dispose or direct the disposition of the 49,643,292 shares of Common Stock of the Issuer owned by the Trust and the 2,232,408 shares of Common Stock of the Issuer owned by the Foundation. Each of Messrs. Belin, Thompson and Thornton have the power to vote and to dispose of shares of Common Stock of the Issuer owned individually by such persons. Neither the Partnership, the Trust, the Trustees nor the Foundation has effected any other transaction in the Issuer's Common Stock with in the past 60 days.

(1) This percentage is based on the total shares issued and outstanding of the Issuer on January 31, 2000, as reported in a press release by the Issuer dated February 9, 2000.
                                     ******




FORM 5                                                               PAGE 3 OF 7
SWAMP HALL PROPERTIES, L.P.

                         NAMES/ADDRESSES OF GROUP FILERS


Swamp Hall Properties, L.P.                                                    John F. Porter
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Winfred L. Thornton                                                            Herbert H. Peyton
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Jacob C. Belin                                                                 Alfred I. duPont Testamentary Trust
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

William T. Thompson III                                                        The Nemours Foundation
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Hugh M. Durden
1650 Prudential Drive, Suite 300
Jacksonville, FL 32207





FORM 5                                                               PAGE 4 OF 7
SWAMP HALL PROPERTIES, L.P.

                          SIGNATURES

                                 Swamp Hall Properties, L.P.


                                 By: /s/ John F. Porter, III
                                    --------------------------------------------
                                 John F. Porter, III, President
                                 The Rockland Company,
                                 managing general partner of
                                 Swamp Hall Properties, L.P.
                                 (Duly Authorized Representative)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ William T. Thompson
                                 -----------------------------------------------
                                                    (Signature)


                                                William T. Thompson
                                 -----------------------------------------------
                                                      (Name)





FORM 5                                                               PAGE 5 OF 7
SWAMP HALL PROPERTIES, L.P.

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Hugh M. Durden
                                 -----------------------------------------------
                                                    (Signature)


                                                  Hugh M. Durden
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ John F. Porter III
                                 -----------------------------------------------
                                                    (Signature)


                                                John F. Porter III
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)

                                               /s/ Herbert H. Peyton
                                 -----------------------------------------------
                                                    (Signature)


                                                 Herbert H. Peyton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)


                                        Alfred I. DuPont Testamentary Trust
                                 -----------------------------------------------
                                                  (Name of Trust)

                                              /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 5                                                               PAGE 6 OF 7
SWAMP HALL PROPERTIES, L.P.

                                                     2/22/00
                                 -----------------------------------------------
                                                      (Date)


                                              The Nemours Foundation
                                 -----------------------------------------------
                                               (Name of Foundation)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 5                                                               PAGE 7 OF 7
SWAMP HALL PROPERTIES, L.P.